

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 13, 2023

Steven P. Mullins
Chief Financial Officer
PROOF Acquisition Corp I
11911 Freedom Drive, Suite 1080
Reston, VA 20190

      Re: PROOF Acquisition Corp I
         Form 10-K for the fiscal year ended December 31, 2022
         Filed February 27, 2023
         File No. 001-41104

Dear Steven P. Mullins:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Energy & Transportation